                                        As filed pursuant to Rule 424(b)(3)
                                        under the Securities Act of 1933
                                        Registration No. 333-36135

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 30, 1997

                           NAM TAI ELECTRONICS, INC.

     During the period (the "Rights Offering Period") through 9:00 a.m. Los Angeles time on November 24, 1997 (the "Expiration Date") shareholders of the Company validly exercised Rights to purchase a total of 2,270,788 Units in the Rights Offering. Subject to the terms of the Standby Underwriting Agreement dated October 30, 1997, between the Company and the Standby Underwriters, the 729,212 Units not validly subscribed for in the Rights Offering have been purchased by the Standby Underwriters at the price of $16.75 per Unit (the lower of the Subscription Price per Unit or the closing bid price per Common Share as reported on The Nasdaq National Market on the Expiration Date) and the Standby Underwriters are offering in the Standby Offering to sell such Units to the public at such price.

     Through the Representative of the Standby Underwriters, the Standby Underwriters have advised the Company that there have been no securities of the Company bought in stabilization activities during the Rights Offering Period and no securities of the Company sold during the Rights Offering period by the Standby Underwriters.

     It is expected that certificates for the Units sold in the Standby Offering will be available for delivery, against payment therefor, at the offices of Joseph Charles & Associates, Inc. Beverly Hills, California or through the facilities of Depository Trust Company on or about December 2, 1997.

     The following provides certain supplemental information that is related to the price at which the Units are offered and the respective numbers of Units purchased in the Rights Offering and Standby Offerings:

     The Summary Balance Sheet data at June 30, 1997 on Page 6 of the Prospectus dated October 30, 1997 (the "Prospectus") is supplemented and amended to read:

                                                                    AT JUNE 30, 1997
                                                                ------------------------
                                                                                 AS
                                                                 ACTUAL      ADJUSTED(1)
                                                                --------     -----------
                                                                     (IN THOUSANDS)
        Balance sheet data:
        Current assets........................................  $ 66,187      $ 114,004
          Property, plant and equipment -- net................    32,287         32,287
        Total assets..........................................   102,333        150,150
        Current liabilities...................................    20,909         20,909
        Non current liabilities...............................        --             --
        Shareholders' equity..................................    81,424        129,241

---------------

(1) As adjusted to reflect the sale of 2,270,788 Units offered in the Rights Offering at the Subscription Price of $17.00 per Unit and 729,212 Units in the Standby Offering at the price of $16.75 per Unit and the addition of the net proceeds to working capital. See "Use of Proceeds" and "Capitalization."

     The first sentence of the text appearing under the caption "Use of Proceeds" on page 17 of the Prospectus is supplemented and amended to read as follows:

     The net proceeds to the Company from the sale of 2,270,788 Units offered in the Rights Offering at the Subscription Price of $17.00 per Unit and 729,212 Units offered in the Standby Offering at the price of $16.75 per Unit are estimated to be approximately $47,817,000, after deducting the Standby Fees and expenses and other offering expenses of the Company.
                                                          (continued on reverse)

     The text and table under the caption "Capitalization" on page 19 of the Prospectus are supplemented and amended to read:

          The following table sets forth the capitalization of the Company at June 30, 1997 and as adjusted to reflect the sale of 2,270,788 Units offered in the Rights Offering at the Subscription Price of $17.00 per Unit and 729,212 Units in the Standby Offering at the price of $16.75 per Unit (in both cases assuming no part of the price is allocated to the Warrants) and the addition of the net proceeds to working capital. The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in the Prospectus. Dollar amounts are in thousands.

                                                                         JUNE 30, 1997
                                                                     ---------------------
                                                                     ACTUAL    AS ADJUSTED
                                                                     -------   -----------
    Long-term debt.................................................  $     -   $         -
    Shareholders equity:
      Common Shares, $0.01 par value per share: 20,000,000 shares authorized, 8,065,627 shares issued and outstanding, and
         11,065,627 shares to be issued and outstanding as
         adjusted(1)...............................................       81           111
      Additional paid in capital...................................   30,725        78,512
      Stock option grants..........................................       47            47
      Retained earnings............................................   50,544        50,544
      Foreign currency translation adjustment......................       27            27
                                                                     -------      --------
    TOTAL SHAREHOLDERS EQUITY AND TOTAL CAPITALIZATION.............  $81,424   $   129,241
                                                                     =======      ========

---------------

(1) Between July 1, 1997 and August 31, 1997, the Company issued 130,600 Common Shares upon exercise of options granted under its Stock Option Plan.

     The text and table in the first two paragraphs under the caption "Standby Underwriting" on page 49 of the Prospectus are supplemented and amended to read:

     Pursuant to the terms and conditions of the Standby Underwriting Agreement between the Company and the Standby Underwriters, for whom Joseph Charles & Associates, Inc. is acting as Representative, the Company has agreed to sell to the Standby Underwriters, at $16.75 per Unit, which was the closing bid price per Common Share as reported by The Nasdaq National Market on the Expiration Date, 729,212 Units (the "Underwritten Units"), which is equal to 3,000,000 Units minus 2,270,788, the number of Units purchased upon valid exercise of the Rights in the Rights Offering, and the Standby Underwriters have severally agreed to purchase from the Company the number of Underwritten Units set forth opposite its name below.

                                                                              NUMBER OF
                            STANDBY UNDERWRITERS                          UNDERWRITTEN UNITS
    --------------------------------------------------------------------  ------------------
    Joseph Charles & Associates, Inc....................................       495,865
    Kashner Davidson Securities Corporation.............................       145,842
    Cohig & Associates, Incorporated....................................        87,505
                                                                               -------
              Total.....................................................       729,212
                                                                               =======

          The date of this Prospectus Supplement is November 25, 1997.